Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(all dollar amounts in thousands)	2008	2007	2006	2005	2004
Earnings:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$(93,414)	$(75,732)	$(11,229)	$(37,660)	$2,638
Amortization of interest capitalized	3,100	3,392	3,252	2,709	2,678
Interest capitalized	(25,032)	(27,105)	(17,063)	(9,586)	(6,907)
Distributed income of equity investees	13,344	13,207	9,370	3,942	—
Fixed charges	100,002	122,996	151,426	147,778	90,310

Total earnings	$(2,000)	$36,758	$135,756	$107,183	$88,719

Fixed Charges:
Interest expense	69,951	89,105	127,779	132,493	79,136
Capitalized interest	25,032	27,105	17,063	9,586	6,907

Debt costs amortization	5,019	6,786	6,584	5,699	4,267

Total Fixed Charges	$100,002	$122,996	$151,426	$147,778	$90,310

Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )	(a	)

a)	For the years ended December 31, 2008, 2007, 2006 and 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $102.0 million, $86.2 million, $15.7 million, $40.6 million and $1.6 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years 2005 — 2008 is impacted by the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2008 is also due to the $116.9 million non-cash impairment charge related to CRLP’s for-sale residential business and certain development projects. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2007 is also due to the $43.3 million non-cash impairment charge related to the Trust’s for-sale residential business. The deficiency of the ratio of earnings to fixed charges for the year ended December 31, 2005, is also impacted by amortization of intangible assets acquired in the Cornerstone merger.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for noncontrolling interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.